

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Hill, Ward & Henderson, P.A.
Attention: David S. Felman
101 E. Kennedy Blvd., Suite 3700
Tampa, Florida 33602

> **Re: Gerdau S.A.**
> **Amendment No. 1 to Schedule TO-I filed by Gerdau S.A., Gerdau Ameristeel**
> **Corporation and Gerdau Macsteel, Inc.**
> **Filed November 12, 2013**
> **File No. 005-58383**

Dear Mr. Felman:

We have reviewed your filing and have the following comments.

<u>Item 12. Exhibits</u>

1.   We note the response to the supplemental comment and revisions to Exhibit (a)(1)(x).
Without agreeing that your proposed course of action resolves the comment, we have
determined not to pursue this issue further at this time. We reserve the right to make
further inquiry into this matter and make any recommendations we deem appropriate.
Please confirm that you do not intend to assert that an employee's placement of the
relevant check marks next to statements that they have "read and agree to the terms of"
the Plan Document and the Grant Agreement operates as a disclaimer or waiver of rights
by the employee.

Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-
3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions